Resolution Relating to Woori Bank’s Dividend Payment

On March 3, 2017, the Board of Directors of Woori Bank passed a resolution recommending a cash dividend of KRW 400 per common share. The record date is December 31, 2016.

Key Details

1) Dividend per common share (KRW) : 400 (3.0% of the market price of the common stock)

2) Total dividend amount (KRW) : 269,308,490,400

•	The decision to disburse the above dividend is subject to the results of the audit and the confirmation at the annual general meeting of shareholders of Woori Bank.

• The total number of shares subject to the dividend payment is 673,271,226 shares.

•	In accordance with the Korean Commercial Code, the dividend is expected to be disbursed within one month from the date of approval at the annual general meeting of shareholders of Woori Bank.